Mail Stop 4720

January 21, 2010

Steven Nichtberger, MD
President and Chief Executive Officer
Tengion, Inc.
2900 Potshop Lane, Suite 100
East Norriton, PA 19403

> **Re: Tengion, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 24, 2009**
> **File No. 333-164011**

Dear Dr. Nichtberger:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

General

1. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

2. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

3. Please file as promptly as possible all exhibits required by the Exhibit Table provided in Item 601(a) of Regulation S-K. We will need time to review these documents once they are filed.

4. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Prospectus Summary, page 1

Our Organ Regeneration Platform, page 1

5. Please revise your disclosure to clarify, if true, that the patents and intellectual property underlying your platform are licensed from Children's Medical Center and Wake Forest University.

The Tengion Neo-Bladder Augment, page 4

6. Please describe the serious adverse events that occurred.

Other Product Opportunities, page 5

7. Please define CKD as chronic kidney disease.

Selected Risk Factors, page 5

8. Please revise your disclosure of the risks to quantify your accumulated deficit and your outstanding debt as of September 30, 2009 or, if available, as of December 31, 2009. Please revise your disclosure here and in the second risk factor on page 9 to disclose your operating losses in your last three fiscal years.

Risk Factors, page 9

9. Please delete the statement "Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations." It is not appropriate to warn investors about unknown risks.

"Our recurring losses from operations have raised substantial doubt…," page 9

10. Please discuss the impact the going concern opinion may have on your ability to raise additional funds.

<u>"We have a substantial amount of debt…," page 11</u>

    11. Please quantify your annual debt service requirements.

<u>"Our clinical trials may not be successful." page 12</u>

    12. Please refer to the SAEs as "serious adverse events." Please also expand this risk factor to explain what you mean by "involved rupture of the bladder." For example, clarify whether the rupture of the bladder was the adverse event or if there were other event(s) that led to the rupture of the bladder. Similarly revise page 16.

<u>"If we are not able to retain qualified management…" page 13</u>

    13. To the extent that you have experienced problems retaining or attracting qualified management and scientific personnel, please revise to describe these problems. Similarly, if you have experienced problems regarding protests or threats against your facilities, please revise the last risk factor on page 14 to describe these problems.

<u>"We have only limited experience manufacturing…" page 15</u>

    14. Please describe here and on page 64 why operations were temporarily halted in March 2009. Additionally, revise page 64 to describe what you need to do in order to resume operations.

<u>"If a natural or man-made disaster strikes our manufacturing facility…" page 15</u>

    15. Please expand your disclosure to disclose the level of your global property insurance coverage. Please also disclose the cost to you of such coverage, if material.

<u>"Our business involves the use of hazardous materials…" page 16</u>

    16. Please expand your disclosure to disclose your level of liability insurance coverage in connection with your use of hazardous material and briefly describe what potential liabilities are and are not covered. Please also disclose the cost to you of such coverage, if material. Similarly, please expand your risk factor on page 22 regarding your product liability insurance coverage.

<u>"Final marketing approval of our product candidates by the FDA…" page 18</u>

    17. In this risk factor, you state "data obtained from preclinical studies and clinical trials is inconclusive or can be interpreted in different ways" and "negative or inconclusive results or adverse side effects during a clinical trial could cause us to

delay or terminate development efforts for a product candidate." If you believe that any of the data you have obtained to date is inconclusive or involves adverse side effects, please revise your disclosure to add a new risk factor which discusses these inconclusive results and adverse side effects in preclinical studies and clinical trials to date.

"If we infringe or are alleged to infringe the intellectual property rights…" page 24

18. To the extent that you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please revise to describe these problems or claims.

"Purchasers in this offering will suffer immediate dilution…" page 26

19. Please expand this risk factor to disclose the dilution in pro forma net tangible book value per share to the investors in this offering.

Use of Proceeds, page 29

20. Please revise your first bullet point to indicate which product candidate(s) you are seeking to fund and the stage of development you expect to achieve for each product candidate using these funds. If you are seeking to fund more than one product candidate, please separately approximate the amount of proceeds that will be used to fund your each product candidates.

21. If you intend to use funds from this offering to resume operations of your facility, as disclosed on page 15, please separately identify this purpose and the estimated cost in this section.

22. We note that you had $24.3 million of debt outstanding on September 30, 2009. To the extent that you incurred any of this debt in the last year, describe the use of proceeds of such indebtedness. Please see Instruction 4 to Item 504 of Regulation S-K.

Dilution, page 32

23. Please revise the discussion and table to begin with your historical net tangible book value. You should then include a line item attributable to the pro forma adjustments to arrive at pro forma net tangible book value per share.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Use of Estimates, page 38

24. You state that your accounting policies and estimates utilize significant judgments and uncertainties that could potentially result in materially different results under different assumptions, judgments or conditions. Revise your discussion to describe and quantify, to the extent practicable, the reasonably likely changes in the assumptions, judgments or conditions and their financial impacts.

Stock-Based Compensation, page 39

25. Please disclose the following information relating to your stock options issuances:
   - A discussion of significant factors, assumptions, and methodologies used in determining fair value, including the pricing indications implied from your most recent sales of preferred securities, the market pricing information from companies that you considered to be comparable, the market pricing information that you considered to be priced in a similar fashion, the discounted cash flows models and the specific assumptions for these models, the specific milestones achieved, the specific risks that were reduced and market conditions as well as recent pricing trends in the life sciences industry;
   - The reasons management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

26. Please provide a discussion that explains the decrease in the estimated fair value of the shares of common stock underlying the options that were issued from July 31, 2008 to October 14, 2008 and during 2009 through the most recent grant. If the mid point of the estimated offering price varies significantly from the most recent valuation, also provide a discussion that explains the variance, once available.

27. Your disclosure appears to imply that you apply a discount to the valuation utilizing market pricing information, since you state, "with the exception of the value indication from our latest preferred round of securities, each method produced a future value." Please tell us why such application of the discount is appropriate. Please also tell us why the exception of the value indication does not apply to your latest round of securities.

Results of Operations, page 41

28. You disclose on page 36 that you "track and record information regarding external research and development expenses on a per study basis." Please revise your disclosure to quantify the external research and development expenses incurred by projects for each period presented.

Nine Months Ended September 30, 2008 compared to Nine Months Ended September 30, 2009, page 41

29. You disclose that research and development expense decreased primarily due to a decrease in external services related to direct third-party expense of $4.2 million for preclinical studies and $1.0 million for other costs in 2009 associated with your Phase II clinical trials for your Neo-Bladder Augment. Please expand your disclosure to disclose why there was a decrease in costs for these clinical trials. For example, was this due to the FDA's clinical hold from February 2009 through July 2009 due to serious adverse events associated with this clinical trial?

Business, page 50

Product Pipeline, page 52

30. Please revise to clarify your meaning of "Optimization" in the table.

Urologic Product Candidates, page 53

31. Please revise your disclosure to attribute the below statements and other similar statements to the source from which you obtained the information. In addition, where you cite your own estimates, please explain how you arrived at those estimates and disclose any third-party sources you relied upon.

- Page 54: "In the United States, upon initial diagnosis, approximately 10,000 cases annually involve bladder cancer that has invaded the muscle and is typically treated with complete removal of the bladder."
- Page 54: "We believe that less than 10% of the urinary diversions performed after bladder removal are bladder replacements and the remaining diversions are urinary conduits."
- Page 55: "For example, as many as 23% of patients with bowel tissue conduits have recurrent urinary tract infections, or UTIs, and approximately 10% to 17% of bowel tissue conduit patients have UTIs that reach the kidney."
- Page 62: "In the United States, there are over 3,000 surgical procedures per year in which part or all of a patient's esophagus is removed, or esophagectomy, due to esophageal cancer."
- Page 63: "In the United States, approximately 340,000 patients with ESRD are treated with hemodialysis.... These complications account for approximately 17% to 25% of all dialysis patient hospitalizations."
- Page 63: "Similarly, coronary bypass surgery is a relatively common procedure, with nearly 450,000 performed annually in the United States" and "approximately 85,000 peripheral artery bypass procedures are performed each year in the United States.

32. We note your statement "Based on multiple market research studies and discussions with leading physicians in the field…" please identify the studies and

physicians. If any of the studies were prepared on your behalf, this information should be disclosed and file the preparers' consent as an exhibit.

Other Product Opportunities, page 61

33. Please expand your disclosure to describe what is a "natural disease renal model."

Intellectual Property, page 64

34. Please expand your disclosure in this section to identify all your material patents and the jurisdictions in which they were filed, the products to which they relate and their expiration dates.

35. On page 65 you state "Our license terminates when our obligation to pay royalties terminates." Please revise to clarify when your obligation to pay royalties terminates.

License Agreements and Research Agreements, page 65

36. Please revise your discussion regarding your license agreements with Children's Medical Center Corporation and Wake Forest University to disclose the amount of all payments made to date, the potential aggregate milestone payments and a range of royalty payments (ie. low-single digits). Please also disclose the terms of the warrant to purchase shares of your common stock issued to Wake Forest University. In addition, if your research agreement with Wake Forest University provides for milestone payments, please disclose the potential aggregate milestone payments under the agreement.

Management, page 75

37. You disclose that the last 10 years of Mr. Dubois' business experience was spent at Johnson & Johnson. You also disclose that from April 2006 until October 2008, Mr. Dubois served as the Vice President of Worldwide Quality, Centocor Inc., and from 2002 until April 2006, Mr. Dubois served as Executive Director of Quality and Compliance for Centocor BV in Leiden, the Netherlands. Please advise or revise.

38. Please clarify whether Dr. Pereira is currently the President of AMAG Pharmaceuticals.

39. Please clarify the time period that Mr. Randall has been a financial consultant.

Director Compensation, page 81

40. Please revise your table to disclose by footnote to the appropriate column the grant date fair value of each equity award computed in accordance with FAS 123R and the aggregate number of stock awards outstanding at fiscal year end. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Executive Compensation, page 82

41. Please expand your disclosure to disclose all the material terms of your offer letter with each of your named executive officers.

Compensation Discussion and Analysis, page 82

Elements of Executive Compensation, page 84

42. You disclose that your compensation committee did not utilize any new benchmarking data in establishing 2009 base salaries or other elements of executive officer compensation. If you use comparable data as a reference point on which, wholly or in part, to base, justify or provide a framework for a compensation decision, even if you used the information previously, please revise your disclosure to provide the names of the companies included in the "comparable biotechnology companies" and describe how this information was used. If you benchmarked against a survey in its entirety, you may provide the name of the survey. See Question 118.05 of the Regulation S-K Compliance & Disclosure Interpretations.

43. You disclose that your executive officers' annual performance bonus is generally determined based on your achievement of company objectives and the executive officers' achievement of individual objectives. You have disclosed the respective individual performance objectives on page 86. Please revise to disclose your company objectives, the achievement of those objectives, and how they impacted bonus determination or confirm that no company objectives were set for 2009.

Summary Compensation Table, page 89

44. You disclose in Footnote 3, "Amounts shown in "Non-Equity Incentive Plan Compensation" column reflect the annual incentive award granted and earned during fiscal 2009, and to be paid in fiscal year 2010. These annual awards are described in further detail under "Compensation Discussion and Analysis for Named Executive Officers – Annual Cash Incentive Compensation"." It appears that the payments disclosed in the referenced section on page 86 are disclosed under the column "Bonus." Please advise or revise.

45. Under the column "All Other Compensation" for Dr. Seltzer, you have included Footnote 6 which states, "Mr. Sender left our company in July 2009." Please revise the footnote to describe the nature of these payments.

Outstanding Equity Awards at Fiscal Year-End, page 91

46. It does not appear that you have used Footnote 3 in your table. Please revise.

Limitation on Liability and Indemnification Matters, page 96

47. You disclose that you entered into indemnification agreements with each of your current directors, officers, and some employees. Please file a copy of this form of indemnification agreement as an exhibit to this registration statement.

Certain Transactions with Related Persons, page 98

Common Stock Issuances and Repurchases, page 99

48. You reference the section "Management – Offer Letters." It does not appear that this section exists in this filing. Please revise.

Shares Eligible for Future Sale, page 107

49. Please file a copy of your form of lock-up agreement as an exhibit to this registration statement.

Index to Financial Statements, page F-1

Balance Sheets, page F-4

50. Please disclose the liquidation preference disclosed on the face of the balance sheet. Refer to FASB Accounting Standards Codification 505-10-50-4.

Notes to Financial Statements, page F-9

(2) Development-Stage Risks and Liquidity, page F-9

51. Please revise to describe the possible effects of conditions giving rise to the substantial doubt regarding your ability to continue as a going concern. Your discussion should include, if applicable, mitigating factors to those conditions and the possible discontinuance of your operations.

(k) Stock-Based Compensation, page F-12

52. Please clarify what you mean by "incremental value," recognized to the modification of the option exercise price to $0.03 on August 29, 2009. Please cite for us the accounting literature that you relied upon in accounting for the modification of the stock options.

(9) Capital Structure, page F-22

Redeemable Convertible Preferred Stock, page F-22

53. Please describe how the liquidation values are calculated and explain the difference between the liquidation values and the carrying amounts.

54. Please disclose the anti-dilution features and how the anti-dilution adjustments will be calculated.

(10) Stock-Based Compensation, page F-25

55. Please disclose the estimated percentage of option forfeitures. Please also disclose the factors considered in determining the estimated amount of forfeitures for options granted to employees, directors and consultants.

(13) Commitments and Contingencies, page F-29

(b) License Agreements, page F-29

56. Please quantify the aggregate possible milestones under the agreements. These amounts should also be included in your contractual obligations table. If you do not believe that the inclusion in the contractual obligations table is appropriate, provide a footnote to the table that explains the reason why they are not included, quantifies the aggregate amount of the milestone payments, and the types of events that would trigger these payments.

Item 16. Exhibits and Financial Statement Schedules, page II-3

57. Please re-file Exhibit 10.25 with the full and complete agreement. The copy that is currently filed as Exhibit 10.25 has omitted Exhibit A therein. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document that is incorporated in the agreement.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Steven Nichtberger, MD
Tengion, Inc.
January 21, 2010
Page 12

You may contact Keira Nakada at (202) 551-3659 or Gus Rodriguez at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Kevin T. Collins, Esq.
        Martin C. Glass, Esq.
        Jason M. Casella, Esq.
        Goodwin Procter LLP
        The New York Times Building
        620 Eighth Avenue
        New York, NY 10018